April 25, 2025

Hadar Levy
Chief Executive Officer
Brainsway Ltd.
16 Hartum Street
RAD Tower, 14th Floor
Har HaHotzvim
Jerusalem, 9777516, Israel

       Re: Brainsway Ltd.
           Registration Statement on Form F-3
           Filed April 22, 2025
           File No. 333-286672
Dear Hadar Levy:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Nicholas O'Leary at 202-551-4451 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Jayun Koo, Esq.